…legal disclosure.

Testing the waters legal disclosure.

Testing the waters legal di…



David LaRosa

August 12 ·

Happy to announce my next film. In 2009 I was happy to write and direct "Nicky Newark". A story about a parole officer who wanted to be an actor. Back then the film was simply funny. Now it's timely. I'm looking forward to re-entering the world of Nicky Newark with the next film I'll be directing called "The Tale of Nicky Newark". We made the first movie for $2,000. This go around we're seeking out an actual budget through equity crowdfunding (money is made while the movie makes its profits). Right now we are taking "reservations" as there needs to be SEC legal submission once we hit 50k in those reservations (see below).
Our plan. Why the film is important-especially today. It's all in the pitch video on the wefunder site at the link below.
Any questions you have please shoot me over a IM or call and I'm happy to chat.

Disclaimer:
Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.